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[Music]
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hi everyone welcome to the future home
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of stone groove still house here in
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anaheim california
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some of you may know me as the founder
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of portola coffee roasters here in
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orange county 10 years ago i had an idea
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of what a cutting-edge coffee company
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could be
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shortly after we opened our first
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flagship roastery cafe
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in 2011. since then we have grown to
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eight locations in orange county
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and l.a counties and we're continuing to
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grow
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in 2015 portola was named the roaster of
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the year
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which is incredibly prestigious because
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it's an international award
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second award which i'm especially proud
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of is i was named the 2018
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coffee person of the year by invite

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magazine i'm excited to apply

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all that i've learned with portola and

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its successes to this new venture stone

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group seal house is a bit unique what

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we're creating is a micro distillery pub

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we're going to have world-class food

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from

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a very renowned chef here in orange

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county we're going to have a craft

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cocktail bar

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that is going to be elite it's a place

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where people come gather

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eat drink and are invited into the

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process by

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seeing the operation happen seeing the

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product made right in front of them

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which

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otherwise is very mysterious and that's

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where i feel

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we are going to differentiate ourselves

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so what's really unique about the timing

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of this project

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is the fact that this concept wasn't
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even legal in california until january
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of 2016.
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after the law changed the distillery pub
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concept was made possible
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so that allows us to have a restaurant
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and a craft cocktail bar on site
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craft spirits is the next hottest
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beverage movement
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and i think the timing could not be any
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better for us
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so we're going to open in the morning
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we're going to serve brunch brunch
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is an amazing opportunity for us since
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there's not a lot of
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great options here in orange county and
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i've seen a similar type
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model on the brunch side in other areas
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that do incredibly well
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so in terms of income streams the
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majority of our sales are going to be
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to our customers who are coming to visit

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our space here in anaheim so we're going
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to sell food
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selling our spirits in the form of our
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cocktails as well as through our
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tastings but we're also going to be
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selling bottles for off-site sales and
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what's exciting about that is we're able
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to
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sell traditionally through distribution
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like most micro distilleries
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but we're also able to sell direct to
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consumer by
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offering bottles for off-site
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consumption and of course being the
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founder of portola i'm definitely going
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to integrate some
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world-class coffee into this concept so
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we'll have another income stream being
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able to sell craft coffee
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and of course we'll have some really
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cool fun stone groove branded
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merchandise to

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offer our customers and have them help
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spread the word
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let me tell you a little about the make
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building which we're in
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it is a early 1900s marmalade factory
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that was owned by a gentleman by the
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name of thomas crawford
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and it sits across the street from an
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iconic food hall
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in orange county called the anaheim
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packing house so the make building only
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has three tenants
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it's stone groove steelhouse of course
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it's unsung brewery and pali wine
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company
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and most importantly i'm not going about
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this alone so i've assembled a
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wonderful team of experts within their
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field that are going to come in
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and help me execute this model at the
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highest level
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i'm very excited to say that we've

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raised almost 900 000
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from local investors so those funds are
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instrumental in
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getting through our permitting process
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all the design
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marketing branding purchasing our
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very beautiful german-made holstein
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still
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which is ready to be shipped from
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germany and right now we're
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ready to get into the construction phase
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of our project
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and that is where we need your help so
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we really want to build a strong
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community here at
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group please look at our private profile
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page to learn more about
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this investment opportunity because
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there's going to be details in there
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that i haven't
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covered in this video so thank you for
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your time and i really look forward to

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joining us on this very exciting journey
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you